

October 22, 2013

<u>Via E-mail</u>
Mr. Brian Baker
President
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD  21045

      **Re:**    **J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5**
                **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6**
                **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX**
                **Forms 10-K for the Fiscal Year Ended December 31, 2012**
                **Filed March 28, 2013**
                **Forms 10-D**
                **Filed July 25, 2013**
                **File No. 333-165147-01, File No. 333-165147-02 and File No. 333-165147-03**

Dear Mr. Baker:

        We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                        Sincerely,

                                                       /s/ Katherine Hsu

                                                       Katherine Hsu
                                                       Office Chief

CC: Michael Gambro, Esq,